SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For September 27, 2012

MetroGas Inc.

(Translation of registrant`s name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: September 27, 2012 By: __________________________________

Name: Eduardo Villegas Contte
Title: Finance Director

Buenos Aires, September 26, 2012

To

The Buenos Aires Stock Exchange

Re.: Relevant Information (Art. 23)

Dear Sirs,

Buenos Aires, Argentina, September 26, 2012 - MetroGAS

As previously announced by MetroGAS, during the disclosure of its annual financial statements on March 9, 2012, the lack of adjustment to the tariff structure for more than twelve years, has generated ongoing operating losses, leaving the Company in an extremely difficult financial situation to generate funds.

After using most of the accumulated funds available as a result of the reorganization proceedings on June 17, 2010, the Company does not have enough funds to comply with the payments of certain commercial obligations at the present, and will consequently seek to extend the payment conditions for its gas and transportation suppliers. Payments due in September will be paid in two installments, 50% in September and the remaining 50% in October, while the invoices due in October should be paid the following months after.

It should be mentioned that the reorganization proceedings` approval was granted to MetroGAS on September 12, 2012, when the court declared the termination of the reorganization proceedings, as reported on such date. It is worth noting, the Company, which receives no subsidies from the National Government, has been under intervention as stipulated by the ENARGAS since June 17, 2010.

We will keep you informed about the evolution of the situation of the Company.

Magdalena Gonzalez Garaño

Market Relations